UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)

STEREOTAXIS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

85916J102
(CUSIP Number)

Fred A. Middleton Middleton, McNeil, Mills & Associates VI, LLC 400 South El Camino Real Suite 1200 San Mateo, California 94402 (510) 653-7425
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

(Continued on the following pages)

(Page 1 of 39 Pages)

_______________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 85916J102	13D	Page 2 of 39 Pages

Explanatory Note

The Reporting Persons (as defined below) previously filed statements of beneficial ownership on Schedule 13G pursuant to Rule 13d-1(d) (see Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006, as last amended by filing a Schedule 13G/A with the Securities and Exchange Commission on February 15, 2008). On December 31, 2009, as described below, certain affiliates of Sanderling Venture Partners acquired 1,012,130 shares of common stock of the Issuer (as defined below) which, when combined with all other purchases by affiliates of Sanderling Venture Partners within the previous 12 months, exceeded 2% of the outstanding common stock of the Issuer (see Item 5). As a result, the Reporting Persons are filing this Schedule 13D. Additionally, on February 24, 2009, certain affiliates of Sanderling Venture Partners acquired warrants to purchase 791,140 shares of common stock of the Issuer. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 85916J102	13D	Page 3 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling Venture Partners VI Co-Investment Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

2,615,040
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,615,040

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,615,040 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 4 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling VI Beteiligungs GmbH & Co. KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

50,609
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

50,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,609 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 5 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling VI Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

60,300
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

60,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,300 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 6 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling Ventures Management VI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

16,116
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

16,116

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,116 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.0% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 7 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling Venture Partners V Co-Investment Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

677,906
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

677,906

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

677,906 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 8 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling V Beteiligung GmbH & Co. KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

110,971
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

110,971

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,971 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 9 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling V Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

119,566
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

119,566

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

119,566 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 10 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling Ventures Management V

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

828
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

828

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

828 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.0% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 11 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling V Biomedical Co-Investment Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

397,164
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

397,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

397,164 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 12 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling Venture Partners IV Co-Investment Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

224,515
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

224,515

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,515 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 13 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling IV Biomedical Co-Investment Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

532,758
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

532,758

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

532,758 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 14 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling Venture Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

781,351
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

781,351

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

781,351 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 15 of 39 Pages

1	NAMES OF REPORTING PERSONS Sanderling Management 401(k) Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

15,000
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

15,000
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.0% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 85916J102	13D	Page 16 of 39 Pages

1	NAMES OF REPORTING PERSONS Middleton McNeil Retirement Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

797
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

797 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.0% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 85916J102	13D	Page 17 of 39 Pages

1	NAMES OF REPORTING PERSONS Middleton, McNeil, Mills & Associates, VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

2,725,949
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,725,949

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,725,949 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 85916J102	13D	Page 18 of 39 Pages

1	NAMES OF REPORTING PERSONS Middleton, McNeil & Mills Associates V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,305,607
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,305,607

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,305,607 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 85916J102	13D	Page 19 of 39 Pages

1	NAMES OF REPORTING PERSONS Middleton-McNeil Associates IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

224,515
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

224,515

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,515 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 85916J102	13D	Page 20 of 39 Pages

1	NAMES OF REPORTING PERSONS Middleton-McNeil Associates IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

532,758
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

532,758

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

532,758 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 85916J102	13D	Page 21 of 39 Pages

1	NAMES OF REPORTING PERSONS Middleton-McNeil Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

781,351
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

781,351

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

781,351 (Please see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8% (Please see Attachment A)
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 85916J102	13D	Page 22 of 39 Pages

Item 1.	Security and Issuer.

Name of Issuer:

Stereotaxis, Inc. (the “Issuer”)

Title of Class of Equity Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Address of Issuer’s Principal Executive Office:

4320 Forest Park Avenue Suite 100 St. Louis, Missouri 63108

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)        Sanderling Venture Partners VI Co-Investment Fund, L.P. (“VI Co-Investment”), with respect to the Shares directly and beneficially owned by it;

(ii)       Sanderling VI Beteiligungs GmbH & Co. KG (“VI GmbH”), with respect to the Shares directly and beneficially owned by it;

(iii)      Sanderling VI Limited Partnership (“VI LP”), with respect to the Shares directly and beneficially owned by it;

(iv)      Sanderling Ventures Management VI (“VI Management”), with respect to the Shares directly and beneficially owned by it;

(v)       Sanderling Venture Partners V Co-Investment Fund, L.P. (“V Co-Investment”), with respect to the Shares directly and beneficially owned by it;

(vi)      Sanderling V Beteiligung GmbH & Co. KG (“V GmbH”), with respect to the Shares directly and beneficially owned by it;

(vii)     Sanderling V Limited Partnership (“V LP”), with respect to the Shares directly and beneficially owned by it;

(viii)    Sanderling Ventures Management V (“V Management”), with respect to the Shares directly and beneficially owned by it;

(ix)      Sanderling V Biomedical Co-Investment Fund, L.P. (“V Biomedical”), with respect to the Shares directly and beneficially owned by it;

CUSIP No. 85916J102	13D	Page 23 of 39 Pages

(x)       Sanderling Venture Partners IV Co-Investment Fund, L.P. (“IV Co-Investment”), with respect to the Shares directly and beneficially owned by it;

(xi)      Sanderling IV Biomedical Co-Investment Fund, L.P. (“IV Biomedical”), with respect to the Shares directly and beneficially owned by it;

(xii)     Sanderling Venture Partners II, L.P. (“Sanderling II”), with respect to the Shares directly and beneficially owned by it;

(xiii)    Sanderling Management 401(k) Plan (“Sanderling Plan”), with respect to the Shares directly and beneficially owned by it;

(xiv)    Middleton McNeil Retirement Trust (“Retirement Trust”), with respect to the Shares directly and beneficially owned by it;

(xv)     Middleton, McNeil, Mills & Associates, VI, LLC (“VI MMMA”), with respect to Shares beneficially owned by it;

(xvi)    Middleton, McNeil & Mills Associates V, LLC (“V MMMA”), with respect to Shares beneficially owned by it;

(xvii)   Middleton-McNeil Associates IV, L.P. (“IV MMA LP”), with respect to Shares beneficially owned by it;

(xviii)  Middleton-McNeil Associates IV, LLC (“IV MMA LLC”), with respect to Shares beneficially owned by it; and

(xix)    Middleton-McNeil Associates, L.P. (“MMA”), with respect to Shares beneficially owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to the following:

(i)        Fred A. Middleton, with respect to the Shares directly and beneficially owned by him;

(ii)       Robert G. McNeil, with respect to the Shares directly and beneficially owned by him;

(iii)      Timothy C. Mills, with respect to the Shares directly and beneficially owned by him; and

(iv)      Timothy J. Wollaeger, with respect to the Shares beneficially owned by him.

Each of the foregoing is referred to as a “General Partner” and collectively as the “General Partners.”

CUSIP No. 85916J102	13D	Page 24 of 39 Pages

(b)       The business address of each of the Reporting Persons and General Partners is 400 South El Camino Real, Suite 1200, San Mateo, California 94402.

(c)       The principal business of each of the Reporting Persons and the General Partners is the venture capital investment business. Mr. Middleton serves as a member of the Issuer’s Board of Directors.

(d)       No Reporting Person or General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person or General Partner has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        VI Co-Investment, VI Management, V Co-Investment, V Management V Biomedical, IV Co-Investment, IV Biomedical, Sanderling II, Sanderling Plan, Retirement Trust, VI MMMA, V MMMA, IV MMA LP, IV MMA LLC, and MMA are organized in California. VI GmbH and V GmbH are organized in Germany. VI LP and V LP are organized in the Cayman Islands. Messrs. Middleton, McNeil, Mills and Wollaeger are citizens of the United States of America.

Additional information concerning the General Partners is listed on Attachment A hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the terms of that certain Securities Purchase Agreement, dated December 29, 2008, by and between VI Co-Investment, VI LP, VI GmbH, VI Management (collectively, the “Sanderling Purchasers”), Alafi Capital Company, LLC (“Alafi Capital”) and the Issuer (the “Securities Purchase Agreement”), the Sanderling Purchasers purchased an aggregate of 1,012,130 Shares and warrants to purchase 2,429,752 Shares on December 31, 2008, at a price of $4.94 per unit (representing the closing bid price of the Shares on the trading day preceding the execution of the Securities Purchase Agreement, plus an additional $0.125 per Share underlying the Warrants). The units were purchased by the Sanderling Purchasers with working capital. The Warrants are exercisable at $4.64 per Share, are exercisable on or after the date immediately following the six month anniversary of their issuance and have a five year term from that initial exercisability date. In addition, the Warrants will be exercisable on a cashless basis (by surrender of the number of Shares underlying the Warrants having a fair market value equal to the aggregate exercise price of the Shares being acquired) until and including the expiration date. The applicable per Share purchase price and the number of Shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications. The sale of the Shares and Warrants described above was part of a registered direct offering by the Issuer to the Sanderling Purchasers and Alafi Capital. The closing of the transaction occurred on December 31, 2008.

CUSIP No. 85916J102	13D	Page 25 of 39 Pages

Pursuant to the terms of that certain First Amendment to Note and Warrant Purchase Agreement, effective as of December 28, 2008 (the “First Amendment”) which amended that certain Note and Warrant Purchase Agreement effective February 21, 2008, by and between the Issuer, VI Co-Investment, VI GmbH, VI LP (collectively, the “Sanderling Parties”) and Alafi Capital, the Sanderling Partners received warrants to purchase an aggregate of 791,140 Shares in consideration for their agreement to extend the Issuer up to an aggregate of $5 million on an unsecured basis through the earlier of March 31, 2010 or the date the Issuer receives at least $20 million of third party, non-bank financing. The warrants are exercisable at $3.16 per Share (representing the average closing price for the Shares on The NASDAQ Global Market for the five business days preceding February 24, 2009), are exercisable immediately upon issuance and have a five year term from the issuance date. In addition, the warrants are exercisable on a cashless basis (by surrender of the number of Shares underlying the warrants having a fair market value equal to the aggregate exercise price of the Shares being acquired) until and including the expiration date. The applicable per Share purchase price and the number of Shares issuable upon exercise of the warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications.

Prior to entering into the Securities Purchase Agreement and the First Amendment, the Reporting Persons and General Partners beneficially owned the following number of Shares:

VI Co-Investment	419,988
VI GmbH	8,128
VI LP	9,684
VI Management	1,149
V Co-Investment	702,407
V GmbH	114,536
V LP	123,572
V Management	2,724
V Biomedical	412,018
IV Co-Investment	224,515
IV Biomedical	542,238
Sanderling II	781,351
Sanderling Plan	15,000
Retirement Trust	797
VI MMMA	437,800
V MMMA	1,352,533
IV MMA LP	224,515
IV MMA LLC	542,238
MMA	781,351
Mr. Middleton	299,294
Mr. McNeil	60,173
Mr. Mills	90,277
Mr. Wollaeger	0

CUSIP No. 85916J102	13D	Page 26 of 39 Pages

These Shares were acquired upon conversion of certain securities on or after the Issuer’s initial public offering, through open market purchases, through private purchasers from the Issuer, through the issuance of stock options to Mr. Middleton and from other sources. The Warrants received by the Sanderling Purchasers pursuant to the Securities Purchase Agreement are not included in the above table, as such Warrants are not exercisable until June 2009.

The Funds used by the Reporting Persons and General Partners that are entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by such Reporting Persons and General Partners.

References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to (a) the form of Securities Purchase Agreement and the form of warrant issued in connection therewith attached as Exhibits to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 29, 2008, and (b) the form of warrant issued in connection with the First Amendment, filed herewith, which documents are incorporated by reference in their entirety in this Item 3.

Item 4.	Purpose of Transaction.

The Sanderling Purchasers agreed to purchase (a) the Shares and the warrants pursuant to the Securities Purchase Agreement and (b) the warrants pursuant to the First Amendment for investment purposes with the aim of increasing the value of their investments in the Issuer.

Subject to applicable legal requirements, one or more of the Reporting Persons or General Partners may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ or General Partners’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons or General Partners, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons or General Partners may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons and General Partners reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

The warrants issued pursuant to the Securities Purchase Agreement become exercisable in June 2009 and certain stock options held by Mr. Middleton vest in May 2009. Other than as described above in this Item 4, none of the Reporting Persons or General Partners have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s

CUSIP No. 85916J102	13D	Page 27 of 39 Pages

business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,802,297 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus Supplement, filed with the Securities and Exchange Commission on December 30, 2008, giving effect to both of the Issuer’s offerings of Shares that closed on December 31, 2008, as described therein.

A.	Sanderling Venture Partners VI Co-Investment Fund, L.P.

(a)       As of the closing of business on March 17, 2009, VI Co-Investment beneficially owned 2,615,040 Shares, representing approximately 6.1% of the outstanding Shares. Of the Shares beneficially owned, VI Co-Investment has the right to acquire 1,033,433 Shares within 60 days of March 17, 2009 upon the exercise of warrants.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,615,040

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,615,040

Please see Attachment A for additional information.

(c)       The information set forth in Item 3 is hereby incorporated by reference. On November 17, 2008, Mr. Middleton purchased 11,915 Shares in open market transactions for a weighted average purchase price of $2.688 per Share. The purchase prices ranged from $2.50 to 2.70 per Share. On November 18, 2008, Mr. Middleton purchased 293 Shares in open market transactions for a purchase price of $3.00 per Share. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. The response set forth in this paragraph (c) is hereby deemed incorporated by reference into paragraph (c) of Item 5 for each Reporting Person and General Partner in B. through W. below.

B.	Sanderling VI Beteiligungs GmbH & Co. KG

(a)       As of the closing of business on March 17, 2009, VI GmbH beneficially owned 50,609 Shares, representing approximately 0.1% of the outstanding Shares. Of the Shares

CUSIP No. 85916J102	13D	Page 28 of 39 Pages

beneficially owned, VI GmbH has the right to acquire 20,000 Shares within 60 days of March 17, 2009 upon the exercise of warrants.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 50,609

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 50,609

Please see Attachment A for additional information.

C.	Sanderling VI Limited Partnership

(a)       As of the closing of business on March 17, 2009, VI LP beneficially owned 60,300 Shares, representing approximately 0.1% of the outstanding Shares. Of the Shares beneficially owned, VI LP has the right to acquire 23,830 Shares within 60 days of March 17, 2009 upon the exercise of warrants.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 60,300

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 60,300

Please see Attachment A for additional information.

D.	Sanderling Ventures Management VI

(a)       As of the closing of business on March 17, 2009, VI Management beneficially owned 16,116 Shares, representing less than 0.0% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 16,116

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 16,116

Please see Attachment A for additional information.

CUSIP No. 85916J102	13D	Page 29 of 39 Pages

E.       Sanderling Venture Partners V Co-Investment Fund, L.P.

(a)       As of the closing of business on March 17, 2009, V Co-Investment beneficially owned 677,906 Shares, representing approximately 1.6% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 677,906

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 677,906

Please see Attachment A for additional information.

F.	Sanderling V Beteiligung GmbH & Co. KG

(a)       As of the closing of business on March 17, 2009, V GmbH beneficially owned 110,971 Shares, representing approximately 0.3% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 110,971

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 110,971

Please see Attachment A for additional information.

G.	Sanderling V Limited Partnership

(a)       As of the closing of business on March 17, 2009, V LP beneficially owned 119,566 Shares, representing approximately 0.3% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 119,566

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 119,566

Please see Attachment A for additional information.

CUSIP No. 85916J102	13D	Page 30 of 39 Pages

H.       Sanderling Ventures Management V

(a)       As of the closing of business on March 17, 2009, V Management beneficially owned 828 Shares, representing less than 0.0% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 828

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 828

Please see Attachment A for additional information.

I.	Sanderling V Biomedical Co-Investment Fund, L.P.

(a)       As of the closing of business on March 17, 2009, V Biomedical beneficially owned 397,164 Shares, representing approximately 0.9% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 397,164

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 397,164

Please see Attachment A for additional information.

J.	Sanderling Venture Partners IV Co-Investment Fund, L.P.

(a)       As of the closing of business on March 17, 2009, IV Co-Investment beneficially owned 224,515 Shares, representing approximately 0.5% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 224,515

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 224,515

Please see Attachment A for additional information.

CUSIP No. 85916J102	13D	Page 31 of 39 Pages

K.       Sanderling IV Biomedical Co-Investment Fund, L.P.

(a)       As of the closing of business on March 17, 2009, IV Biomedical beneficially owned 532,758 Shares, representing approximately 1.2% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 532,758

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 532,758

Please see Attachment A for additional information.

L.	Sanderling Venture Partners II, L.P.

(a)       As of the closing of business on March 17, 2009, Sanderling II beneficially owned 781,351 Shares, representing approximately 1.8% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 781,351

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 781,351

Please see Attachment A for additional information.

M.	Sanderling Management 401(k) Plan

(a)       As of the closing of business on March 17, 2009, Sanderling Plan beneficially owned 15,000 Shares, representing less than 0.0% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 15,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 15,000

4. Shared power to dispose or direct the disposition: 0

Please see Attachment A for additional information.

CUSIP No. 85916J102	13D	Page 32 of 39 Pages

N.       Middleton McNeil Retirement Trust

(a)       As of the closing of business on March 17, 2009, Retirement Trust beneficially owned 797 Shares, representing less than 0.0% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 797

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 797

4. Shared power to dispose or direct the disposition: 0

Please see Attachment A for additional information.

O.	Middleton, McNeil, Mills & Associates, VI, LLC

(a)       As of the closing of business on March 17, 2009, VI MMMA beneficially owned 2,725,949 Shares, representing approximately 6.3% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,725,949

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,725,949

Please see Attachment A for additional information.

P.	Middleton, McNeil & Mills Associates V, LLC

(a)       As of the closing of business on March 17, 2009, V MMMA beneficially owned 1,305,607 Shares, representing approximately 3.0% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,305,607

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,305,607

Please see Attachment A for additional information.

Q.	Middleton-McNeil Associates IV, L.P.

(a)       As of the closing of business on March 17, 2009, IV MMA LP beneficially owned 224,515 Shares, representing approximately 0.5% of the outstanding Shares.

CUSIP No. 85916J102	13D	Page 33 of 39 Pages

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 224,515

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 224,515

Please see Attachment A for additional information.

R.	Middleton-McNeil Associates IV, LLC

(a)       As of the closing of business on March 17, 2009, IV MMA LLC beneficially owned 532,758 Shares, representing approximately 1.2% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 532,758

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 532,758

Please see Attachment A for additional information.

S.	Middleton-McNeil Associates, L.P.

(a)       As of the closing of business on March 17, 2009, MMA beneficially owned 781,351 Shares, representing approximately 1.8% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 781,351

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 781,351

Please see Attachment A for additional information.

T.	Fred A. Middleton

(a)       As of the closing of business on March 17, 2009, Mr. Middleton beneficially owned 299,294 Shares, representing approximately 0.7% of the outstanding Shares. Of the Shares beneficially owned, Mr. Middleton has the right to acquire 77,500 Shares within 60 days of March 17, 2009 pursuant to option awards.

(b)	1. Sole power to vote or direct vote: 299,294

CUSIP No. 85916J102	13D	Page 34 of 39 Pages

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 299,294

4. Shared power to dispose or direct the disposition: 0

Please see Attachment A for additional information.

U.	Robert G. McNeil

(a)       As of the closing of business on March 17, 2009, Mr. McNeil beneficially owned 60,173 Shares, representing approximately 0.1% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 60,173

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 60,173

4. Shared power to dispose or direct the disposition: 0

Please see Attachment A for additional information.

V.	Timothy C. Mills

(a)       As of the closing of business on March 17, 2009, Mr. Mills beneficially owned 90,277 Shares, representing approximately 0.2% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 90,277

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 90,277

4. Shared power to dispose or direct the disposition: 0

Please see Attachment A for additional information.

W.	Timothy J. Wollaeger

(a)       As of the closing of business on March 17, 2009, Mr. Wollaeger beneficially owned no Shares.

(b)	1. Sole power to vote or direct vote: 0

CUSIP No. 85916J102	13D	Page 35 of 39 Pages

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

Please see Attachment A for additional information.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 21, 2008, VI Co-Investment, VI GmbH, VI LP and Alafi Capital Company, LLC (the “Lenders”), executed a $20 million unsecured loan commitment to the Issuer pursuant to a Note and Warrant Purchase Agreement (the “Note and Warrant Purchase Agreement”), which may take the form, at the Issuer’s option, of guarantees in favor of Silicon Valley Bank, the Issuer’s primary lender bank (the “Bank”), severally but not jointly and severally, of amounts borrowed by the Issuer from the Bank. On November 4, 2008, the Issuer and the Lenders executed a term sheet under which the Lenders committed to extend this agreement. As amended, the commitment will expire on the earlier of March 31, 2010 or the date the Issuer receives at least $20 million of third party, non-bank financing (a “Qualified Financing”). This facility may also be used by the Issuer to guarantee its loan commitments with the Bank through the same extended term. Under the agreement, the Issuer agreed to issue additional warrants to purchase common stock to the Lenders in exchange for the extension of the commitment. The number of warrants and exercise price were to be agreed upon at a later time. The Issuer agreed to use its best efforts to register the shares of common stock underlying the warrants.

The First Amendment, effective as of December 29, 2008, amended the Note and Warrant Purchase Agreement. Pursuant to the First Amendment, the Issuer had the option to extend the term the Note and Warrant Purchase Agreement originally executed through the earlier of March 31, 2010 or the date of a Qualified Financing. On February 24, 2009, the Issuer exercised the term extension. As a result, the Lenders received additional warrants to purchase Shares in consideration of such extension.

In December 2008, the Lenders and the Issuer agreed that, effective at closing of the Securities Purchase Agreement, the loan obligation would decrease from an aggregate of $20 million to $10 million. If exercised, the loan extension would only be for an aggregate of $10 million. The Lenders would receive additional warrant coverage equal to 50% of the $10 million extension amount upon the Issuer’s exercise of the extension of the facility. Such warrants would have a term of five years from the date of issuance and would be issued at the time the Issuer exercises the extension, with an exercise price equal to the average of the five-day closing sale price ending on the date prior to the exercise of the extension and issuance of the warrants, provided that the exercise price will not be lower than the closing bid price immediately preceding the time the Issuer exercises the extension right. The “Qualified Financing” definition was amended to exclude the proceeds from the offering pursuant to the securities purchase agreement entered into by the Issuer with certain investors at the same time as the Securities Purchase Agreement.

CUSIP No. 85916J102	13D	Page 36 of 39 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit

Number	Description

99.1	Joint Filing Undertaking
99.2

Note and Warrant Purchase Agreement, dated February 21, 2008 (the “February 2008 Agreement”), by and among the Issuer, Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Beteiligungs GmbH & Co KG, Sanderling VI Limited Partnership and Alafi Capital Company, LLC, incorporated by reference to Exhibit 10.31 to the Issuer’s Annual Report on Form 10-K filed March 17, 2008

99.3	Form of Warrant issued pursuant to the February 2008 Agreement, incorporated by reference to Exhibit 4.9 to the Issuer’s Annual Report on Form 10-K filed March 17, 2008
99.4

Securities Purchase Agreement, dated December 29, 2008 (the “December 2008 Agreement”), by and among the Issuer, the Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Beteiligungs GmbH & Co KG, Sanderling VI Limited Partnership, Sanderling Ventures Management VI and Alafi Capital Company, LLC, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed December 29, 2008

99.5	Form of Warrant issued pursuant to the December 2008 Agreement, incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed December 29, 2008

CUSIP No. 85916J102	13D	Page 37 of 39 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2009

Sanderling Venture Partners VI Co-Investment Fund, L.P.

Sanderling VI Beteiligungs GmbH & Co. KG

Sanderling VI Limited Partnership

Sanderling Ventures Management VI

Sanderling Venture Partners V Co-Investment Fund, L.P.

Sanderling V Beteiligung GmbH & Co. KG

Sanderling V Limited Partnership

Sanderling Ventures Management V

Sanderling V Biomedical Co-Investment Fund, L.P.

Sanderling Venture Partners IV Co-Investment Fund, L.P.

Sanderling IV Biomedical Co-Investment Fund, L.P.

Sanderling Venture Partners II, L.P.

Sanderling Management 401(k) Plan

Middleton McNeil Retirement Trust

Middleton, McNeil, Mills & Associates, VI, LLC

Middleton, McNeil & Mills Associates V, LLC

Middleton-McNeil Associates IV, L.P.

Middleton-McNeil Associates IV, LLC

Middleton-McNeil Associates, L.P.

By:	/s/ Fred A. Middleton
Fred A. Middleton, Managing Partner

CUSIP No. 85916J102	13D	Page 38 of 39 Pages

Attachment A

Middleton-McNeil Associates, L.P. is the general partner of Sanderling Venture Partners II, L.P. and has voting and dispositive authority over the shares owned by Sanderling Venture Partners II, L.P. Middleton-McNeil Associates, L.P. is managed by its general partners, Fred A. Middleton and Robert G. McNeil. Such individuals disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Middleton-McNeil Associates IV, LLC is the general partner of Sanderling IV Biomedical Co-Investment Fund, L.P. and has voting and dispositive authority over the shares owned by Sanderling IV Biomedical Co-Investment Fund, L.P. Middleton-McNeil Associates IV, LLC is managed by its members, Fred A. Middleton and Robert G. McNeil. Such individuals disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Middleton-McNeil Associates IV, L.P. is the general partner of Sanderling Venture Partners IV Co-Investment Fund, L.P. and has voting and dispositive power over the shares owned by Sanderling Venture Partners IV Co-Investment Fund, L.P. Middleton-McNeil Associates IV, L.P. is managed by its general partners, Fred A. Middleton and Robert G. McNeil. Such individuals disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Middleton, McNeil & Mills Associates V, LLC is the Investment General Partner of Sanderling V Limited Partnership and Sanderling V Beteiligungs GmbH & Co. KG and the General Partner of Sanderling V Biomedical Co-Investment Fund, L.P. and Sanderling Venture Partners V Co-Investment Fund, L.P. and has voting and dispositive authority over the shares owned by such entities. Middleton, McNeil & Mills Associates V, LLC is managed by its managing directors, Fred A. Middleton and Robert G. McNeil, Timothy C. Mills and Timothy J. Wollaeger. Such individuals disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Sanderling Ventures Management V is managed by Fred A. Middleton and Robert G. McNeil, Timothy C. Mills, and Timothy J. Wollaeger, the individuals who have invested under the d/b/a Sanderling Ventures Management V, which individuals have voting and dispositive power over the shares owned by Sanderling Ventures Management V. Such individuals disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Sanderling Ventures Management VI is managed by Fred A. Middleton and Robert G. McNeil, Timothy C. Mills and Timothy J. Wollaeger, the individuals who have invested under the d/b/a Sanderling Ventures Management VI, which individuals have voting and dispositive power over the shares owned by Sanderling Ventures Management VI. Such individuals disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

CUSIP No. 85916J102	13D	Page 39 of 39 Pages

Middleton, McNeil, Mills & Associates, VI, LLC is the Investment General Partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Beteiligungs GmbH & Co. KG and Sanderling VI Limited Partnership and has voting and dispositive power over the shares owned by such entity. Sanderling Venture Partners VI Co-Investment Fund, L.P. is managed by its managing directors, Fred A. Middleton and Robert G. McNeil, Timothy C. Mills and Timothy J. Wollaeger. Such individuals disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

The Middleton McNeil Retirement Trust has voting and dispositive authority over the shares owned by such trust. The trust’s trustees are Fred A. Middleton and Robert G. McNeil, who manage the trust for the benefit of Fred A. Middleton and Robert G. McNeil. Such individuals disclaim beneficial ownership of all such shares held by the foregoing trust, except to the extent of their proportionate pecuniary interests therein.

EXHIBIT INDEX

Exhibit

Number	Description

99.1	Joint Filing Undertaking
99.2

Note and Warrant Purchase Agreement, dated February 21, 2008 (the “February 2008 Agreement”), by and among the Issuer, Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Beteiligungs GmbH & Co KG, Sanderling VI Limited Partnership and Alafi Capital Company, LLC, incorporated by reference to Exhibit 10.31 to the Issuer’s Annual Report on Form 10-K filed March 17, 2008

99.3	Form of Warrant issued pursuant to the February 2008 Agreement, incorporated by reference to Exhibit 4.9 to the Issuer’s Annual Report on Form 10-K filed March 17, 2008
99.4

Securities Purchase Agreement, dated December 29, 2008 (the “December 2008 Agreement”), by and among the Issuer, the Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Beteiligungs GmbH & Co KG, Sanderling VI Limited Partnership, Sanderling Ventures Management VI and Alafi Capital Company, LLC, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed December 29, 2008

99.5	Form of Warrant issued pursuant to the December 2008 Agreement, incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed December 29, 2008